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N E W S   R E L E A S E

Talisman Signs an Exploration and Production Sharing Agreement, Block 10, Qatar

CALGARY, Alberta – November 18, 2002 – Talisman Energy (Qatar) Inc., a wholly owned subsidiary of Talisman Energy Inc., has signed an Exploration and Production Sharing Agreement with the Government of the State of Qatar covering offshore Block 10 in Qatar.

The signed agreement now awaits ratification by official decree of the Emir of Qatar, His Excellency Sheikh Hamad bin Khalifa al-Thani, which Talisman expects will occur within the next 30-60 days.

Block 10 was made available in a formal competitive bidding round held by the state oil company, Qatar Petroleum, in 2001.  The block is located offshore in shallow waters some 100 kilometers northeast of Doha, the capital of Qatar, and covers an area of 784,000 acres.  The block is situated between the Al Khalij oil field to the east and the Al Shaheen oil and North gas fields to the west.

“This is a high potential oil exploration play situated in the midst of major oil and gas discoveries,” said Dr. Jim Buckee, President and Chief Executive Officer.  “Qatar is entering its second phase of exploration, using modern seismic techniques to locate subtle traps.  There is potential for discoveries in the 100-300 mmbbls range.”

The first exploration term is for a period of five years during which time Talisman will conduct exploration activities including reprocessing existing 2D seismic data, acquisition of new 2D and 3D seismic data and drilling three wildcat wells.

Talisman Energy Inc. is one of the largest independent Canadian oil and gas producers with operations in Canada, the North Sea, Indonesia, Malaysia and Vietnam. Talisman is also conducting exploration in Algeria, Trinidad, Colombia and the United States, through its respective subsidiaries. Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever it does business. The Company's shares are listed on The Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Manager, Investor Relations &

Corporate Communications

Phone:

403-237-1196

E-mail:

tlm@talisman-energy.com

Website:

www.talisman-energy.com

Forward Looking Statements:  This press release contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995, including expected ratification of the Block 10 Exploration and Production Sharing Agreement, the discovery of oil prospects and the future conduct of exploration activities in Qatar.  Forward-looking statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those reflected in the statements.  These risks include, but are not limited to: the possibility that the Emir of Qatar will not issue a decree ratifying the Block 10 Exploration and Production Sharing Agreement; the risks of the oil and gas industry; risks and uncertainties involving geology of oil and gas deposits; and, potential delays or changes in plans with respect to planned exploration. Additional information on these and other factors, which could affect the Company’s operations or financial results are included in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.  Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made.  The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

35/02

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~